SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In April 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			14,714,346		0.0936	0.0936

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	05	25,406	0.0000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	11	13,478	0.0000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	12	28,490	0.0000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	13	10,942	0.0000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	18	2,744	0.0000	0.00
			Total Conversion ADRs (Out)		81,060		0.00
Shares	Common	Direct with the Company	Exerc Options	04	56,750	1.456480	82,655.24
Shares	Common	Direct with the Company	Exerc Options	07	452,775	4.353760	1,971,273.68
Shares	Common	Direct with the Company	Exerc Options	07	275,130	10.112000	2,782,114.56
Shares	Common	Direct with the Company	Exerc Options	12	110,315	8.724000	962,388.06
Shares	Common	Direct with the Company	Exerc Options	13	87,000	4.353760	378,777.12
Shares	Common	Direct with the Company	Exerc Options	13	42,500	5.367600	228,123.00
Shares	Common	Direct with the Company	Exerc Options	17	166,975	0.061064	10,196.16
Shares	Common	Direct with the Company	Exerc Options	17	203,600	3.280960	668,003.46
Shares	Common	Direct with the Company	Exerc Options	17	21,525	4.353760	93,714.68
Shares	Common	Direct with the Company	Exerc Options	17	14,255	8.724000	124,360.62
Shares	Common	Direct with the Company	Exerc Options	17	342,575	9.359600	3,206,364.97
Shares	Common	Direct with the Company	Exerc Options	17	307,200	11.972000	3,677,798.40
Shares	Common	Direct with the Company	Exerc Options	18	48,600	4.353760	211,592,74
Shares	Common	Direct with the Company	Exerc Options	18	32,185	8.724000	280,781.94
			Total Sell		2,161,385		14,466,551.89

Shares	Common	Direct with the Company	Plan of Shares Acquisition	07	16,018	18.05	289,124.90
Shares	Common	Direct with the Company	Plan of Shares Acquisition	11	3,225	17.62	56,824.50
Shares	Common	Direct with the Company	Plan of Shares Acquisition	12	9,190	17.67	162,387.30
Shares	Common	Direct with the Company	Plan of Shares Acquisition	17	64,247	18.06	1,160,300.82
Shares	Common	Direct with the Company	Plan of Shares Acquisition	18	35,000	18.16	635,600.00
			Total Buy		127,680		2,304,237.52

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			12,599,581		0.0802	0.0802

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In April 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	05	25,406	0.0000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	11	13,478	0.0000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	12	28,490	0.0000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	13	10,942	0.0000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	18	2,744	0.0000	0.00
			Total Conversion ADRs (In)		81,060		0.00
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	05	14,619	5.72	83,620.23
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	11	264,572	5.57	1,473,665.00
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	12	16,810	5.63	94,640.76
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	13	13,403	5.62	75,323.43
			Total Buy		309,404		1,727,249.42

ADR (*)	Common	Direct with the Company	Exerc Options	05	40,025	2.0892	83,620.23
ADR (*)	Common	Direct with the Company	Exerc Options	11	278,050	5.3000	1,473,665.00
ADR (*)	Common	Direct with the Company	Exerc Options	12	45,300	2.0892	94,640.76
ADR (*)	Common	Direct with the Company	Exerc Options	13	24,345	3.0940	75,323.43
ADR (*)	Common	Direct with the Company	Deferred ADRs	18	2,744	2.3434	6,430.29
			Total Sell		390,464		1,733,679.71

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

1.       When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

2.       Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

3.       Quantity multiplied by price.

(*) Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer